AUTOHOME INC.

10th Floor Tower B, CEC Plaza, 3 Dan Ling Street

Haidian District, Beijing 100080

The People’s Republic of China

February 10, 2015

VIA EDGAR

Patrick Gilmore, Accounting Branch Chief

Christine Davis, Assistant Chief Accountant

David Edgar, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Autohome Inc. (the “Company”)
Responses to the Letter Dated January 30, 2015 regarding
Form 20-F for the Fiscal Year Ended December 31, 2013 (the “2013 Form  20-F”)
Filed March 31, 2014
(File No. 001-36222)

Dear Mr. Gilmore, Ms. Davis and Mr. Edgar:

This letter sets forth the Company’s response to the comment contained in the letter dated January 30, 2015 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2013 Form 20-F. The Staff’s comment is repeated below and followed by the response thereto.

Form 20-F for the Fiscal Year Ended December 31, 2013

Notes to the Consolidated Financial Statements

Note 6. Taxation, page F-25

1.	Your response to prior comment number 3 appears to indicate that other than the dividends distributed per the pre-IPO shareholders agreement the undistributed earnings of PRC subsidiaries were indefinitely reinvested. However, we note that your disclosure on page F-28 indicates that for the year ended December 31, 2012 “after considering its dividend distributions, operational funding and future development activities, the Company did not intend to indefinitely reinvest any of the earnings.” Considering that you intended to use these earnings to fund the parent company’s operations and development activities in 2012 please support your subsequent claims that you intend to permanently reinvest the undistributed earnings.

The Company respectfully advises the Staff that, as disclosed on page F-28 of the 2013 Form 20-F, it did not intend to indefinitely reinvest all the undistributed 2012 earnings of its PRC subsidiaries.

As of December 31, 2012, in addition to the dividends distributed pursuant to the Company’s pre-IPO shareholders agreement dated as of June 30, 2011, the Company planned to use the undistributed 2012 earnings for non-recurring operational funding and future development activities, namely costs associated with its initial public offering (“IPO”). Therefore, the Company accrued deferred income tax liabilities for the associated withholding tax liabilities of its PRC subsidiaries as of December 31, 2012.

Subsequently, in December 2013, the Company successfully completed its IPO, listed its American depositary shares on the New York Stock Exchange and received net proceeds of US$142.6 million, after deducting underwriting commissions, discounts and expenses. As a result, the Company’s operational funding and future development activities related to the IPO were fully satisfied. Because the parent company has no operations other than acting as a holding company, it had no other anticipated funding needs as of December 31, 2013.

As provided in the Company’s response letter dated January 6, 2015, the Company has specific plans for reinvestment of undistributed earnings to fund its PRC subsidiaries’ businesses in the long-term. Based on the above, the Company concluded that it intended and had the ability to permanently reinvest the undistributed earnings of its PRC subsidiaries as of December 31, 2013.

*        *        *         *

The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2013 Form 20-F, please contact the undersigned at +86 (10) 5985-7386 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP at +852-3740-4863. Thank you.

Very truly yours,

/s/ James Zhi Qin
James Zhi Qin
Director and Chief Executive Officer

cc:	Nicholas Yik Kay Chong, Chief Financial Officer, Autohome Inc.
Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Maggie Sun, Partner, Ernst & Young Hua Ming LLP